FORM 4
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                                                             OMB APPROVAL
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                                                      OMB Number.......3235-0287
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Actof 1940


[_] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1. Name and Address of Reporting Person

   Allen Ben F.
   4105 Raspberry Ridge Road NE
   Prior Lake, MN 55372
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2. Issuer Name and Ticker or Trading Symbol

   ONTRACK Data International, Inc. (ONDI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   June 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [_] Director                 [_] 10% Owner     [X] Officer (give title below)
   [_] Other (specify below)

    President and Chief Executive Officer

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [_] Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security     |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                         |  Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                         |        |      |                                  |  Beneficially     |(D)or |                           |
                         |        |    | |                  | A/|           |  Owned at         |Indir |                           |
                         | Date   |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock             |6/13/02 |  A  | |    257 (1)      | A |  $5.44    |                   |  D   |                           |
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Common Stock             |6/13/02 |  A  | |    230 (1)      | A |  $6.08    |                   |  D   |                           |
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Common Stock             |6/13/02 |  A  | |     97 (1)      | A |  $8.25    |                   |  D   |                           |
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Common Stock             |6/13/02 |  D  |V|    1,285        | D  |  (2)     |      -0-          |  D   |                           |
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                         |        |     | |                 |   |           |                   |      |                           |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of         |2.Con-  |3.      |4.    |5.Number of De|6.Date Exer      |7.Title and Amount|8.Price|9.Number   |10.|11.Nature |
  Derivative       |version |Transaction    | rivative Secu|cisable and      |  of Underlying   |of Deri|of Deriva  |Dir|of In-    |
  Security         |or Exer |        |      | rities Acqui |Expiration       |  Securities      |vative |tive       |ect|direct    |
                   |cise    |        |      | red(A) or Dis|Date(Month/      |                  |Secu   |Securities |(D)|Beneficial|
                   |Price of|        |      | posed of(D)  |Day/Year)        |                  |rity   |Benefi     |or |Ownership |
                   |Deriva- |        |      |              |Date    |Expir   |                  |       |ficially   |Ind|          |
                   |tive    |        |      |          | A/|Exer-   |ation   |  Title and Number|       |Owned at   |ire|          |
                   |Secu-   |        |    | |          | D |cisa-   |Date    |  of Shares       |       |End of     |ct |          |
                   |rity    |Date    |Code|V|  Amount  |   |ble     |        |                  |       |Month      |(I)|          |
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Stock Option       |        |        |    | |          |   |        |        |Common  |         |       |           |   |          |
(right to buy)     | $7.88  |6/13/02 | D  |V|  2,000   | D |  (3)   |2/16/08 |Stock   | 2,000   |  (3)  |  -0-      | D |          |
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Stock Option       |        |        |    | |          |   |        |        |Common  |         |       |           |   |          |
(right to buy)     | $7.25  |6/13/02 | D  |V| 10,000   | D |  (4)   |11/19/08|Stock   | 10,000  |  (4)  |  -0-      | D |          |
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Stock Option       |        |        |    | |          |   |        |        |Common  |         |       |           |   |          |
(right to buy)     | $5.50  |6/13/02 | D  |V| 10,000   | D |  (5)   |1/25//09|Stock   | 10,000  |  (5)  |  -0-      | D |          |
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Stock Option       |        |        |    | |          |   |        |        |Common  |         |       |           |   |          |
(right to buy)     | $7.81  |6/13/02 | D  |V|  5,000   | D |  (6)   |2/2/10  |Stock   | 5,000   |  (6)  |  -0-      | D |          |
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Stock Option       |        |        |    | |          |   |        |        |Common  |         |       |           |   |          |
(right to buy)     | $6.66  |6/13/02 | D  |V| 75,000   | D |  (7)   |1/2/11  |Stock   | 75,000  |  (7)  |  -0-      | D |          |
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Stock Option       |        |        |    | |          |   |        |        |Common  |         |       |           |   |          |
(right to buy)     | $5.65  |6/27/01 | A  | | 25,000   | A |  (8)   |6/27/11 |Stock   | 25,000  |       | 25,000    | D |          |
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Stock Option       |        |        |    | |          |   |        |        |Common  |         |       |           |   |          |
(right to buy)     | $5.65  |6/13/02 | D  |V| 25,000   | D |  (9)   |6/27/11 |Stock   | 25,000  |  (9)  |  -0-      | D |          |
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Stock Option       |        |        |    | |          |   |        |        |Common  |         |       |           |   |          |
(right to buy)     | $5.92  |10/22/01| A  | | 25,000   | A |  (10)  |10/22/11|Stock   | 25,000  |       | 25,000    | D |          |
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Stock Option       |        |        |    | |          |   |        |        |Common  |         |       |           |   |          |
(right to buy)     | $5.92  |6/13/02 | D  |V| 25,000   | A |  (11)  |10/22/11|Stock   | 25,000  | (11)  |  -0-      | D |          |
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                   |        |        |    | |          |   |        |        |        |         |       |           |   |          |
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                   |        |        |    | |          |   |        |        |        |         |       |           |   |          |
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(1)  Includes shares acquired under the Ontrack employee stock purchase plan.

(2) Disposed of pursuant to a merger agreement between the issuer and Kroll Inc. in exchange for a total of 828 shares of Kroll common stock having a market value of $22.05 per share at the close of trading on the effective date of the merger.

(3) This option, which became fully-vested and exercisable as a result of the merger, was assumed by Kroll in the merger and replaced with an option to purchase 1,289 shares of Kroll common stock for $12.23 per share.

(4) This option, which became fully-vested and exercisable as a result of the merger, was assumed by Kroll in the merger and replaced with an option to purchase 6,447 shares of Kroll common stock for $11.25 per share. Page 2

(5) This option, which became fully-vested and exercisable was a result of the merger, was assumed by Kroll in the merger and replaced with an option to purchase 6,447 shares of Kroll common stock for $8.54 per share.

(6) This option, which became fully-vested and exercisable as a result of the merger, was assumed by Kroll in the merger and replaced with an option to purchase 3,223 shares of Kroll common stock for $12.12 per share.

(7) This option, which became fully-vested and exercisable as a result of the merger, was assumed by Kroll in the merger and replaced with an option to purchase 48,352 shares of Kroll common stock for $10.34 per share.

(8) Options become exercisable as follows: 25% each on June 27, 2002, 2003, 2004 and 2005.

(9) This option, which became fully-vested and exercisable as a result of the merger, was assumed by Kroll in the merger and replaced with an option to purchase 16,117 shares of Kroll common stock for $8.77 per share.

(10) Options become exercisable as follows: 25% each on October 22, 2002, 2003, 2004 and 2005.

(11) This option, which became fully-vested and exercisable as a result of the merger, was assumed by Kroll in the merger and replaced with an option to purchase 16,117 shares of Kroll common stock for $9.19 per share.


                                               /s/ Ben F. Allen
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                                               ** Signature of Reporting Person



                                               July 10, 2002
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                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                 SEC 1474 (7-96)
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